April 28, 2020
VIA EMAIL AND EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	HC2 Holdings, Inc. (the “Company”) Definitive Additional Materials on Schedule 14A (the “DFANs”) filed by Percy Rockdale LLC, MG Capital Management Ltd. et al.
Filed April 13, 20, 21 and 23, 2020
File No. 005-35210
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated April 27, 2020 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Percy Rockdale LLC, MG Capital Management Ltd. and the other participants named in their definitive consent statement (collectively, “Percy Rockdale”) as necessary and provide the following supplemental response on their behalf. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below, and our response appear immediately below comment.

1.
Disclosure in these filings includes statements indicating that Percy Rockdale’s slate of nominees has a strategy for “delivering stockholders ~$9 or more per share in value.” Valuation claims included in proxy materials “[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Refer to the text accompanying footnote 2 in Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such estimate including any assumptions, qualifications or limitations. Please also include in future filings making similar claims disclosure that assists shareholders’ understanding of the basis for and the limitations on the projected “~$9 or more per share in value.” Please note that while the disclosure on slide 66 of the April 13 filing is helpful, it does not specifically tie to the $9 per share figure.

We acknowledge the Staff’s comment and provide the following basis for our estimate.  Our sum of the parts analysis was based on our own and third party estimates of the Company’s value.  Please see the attached publicly available research report produced by B. Riley FBR, the sole investment bank that provides research coverage of the Company.  Shortly before we published our overview, B. Riley FBR downgraded their NAV estimate of  the Company from $12.50 to $8.30 a share.  However, in B. Riley’s analysis they ascribe $125 million ($2.05 a share) of negative value to the expenses associated with HC2’s Holding company (see pages 4 and 5), which we intend to reduce.  Based on our good faith presumption that we can reduce an estimated 50-70% of these expenses, the result is an valuation estimate of between $9.33 and $9.74 a share.

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The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

Cc:            Rebecca L. Van Derlaske